

November 19, 2014

Via Email
Jon Wilcox
Manager
California Republic Funding, LLC
18400 Von Karman, Suite 1100
Irvine, California 92612

> **Re: California Republic Funding, LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 12, 2014**
> **File No. 333-199204**

Dear Mr. Wilcox:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Underwriting Criteria, page 19

1.   We note your response to comment 8 of our comment letter dated November 4, 2014. It is not clear why you did not provide a description of the programs, "Premier Plus, Premier, Elite, Preferred, Classic, or Special," which appears to be material information about the solicitation, credit-granting (or underwriting criteria) used to originate or purchase the assets. Please revise to include material descriptions of these programs. Alternatively, please provide us with an analysis of why you believe the disclosure is not material.

Risk Retention, page 67

2.   We note your response to comment 9 of our comment letter dated November 4, 2014. We refer to the second paragraph where you state, among other things, that "Upon the effective date of the final risk retention rule, the FDIC Rule Covenant allows the sponsor

to adjust the amount of credit risk that it retains…" Please revise to make clear the instances when such adjustments would be made. In this regard, we note that Section 12.04 of the draft indenture you have filed with the registration statement indicates that the sponsor would not be required to make adjustments but would be allowed to do so only when the sponsor has retained a *greater* economic interest in the credit risk of the assets than is required to comply with the FDIC Rule and other Applicable Law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Folake Ayoola at (202) 551-3673 or me at (202) 551-3850 with any other questions.

                                            Sincerely,

                                            /s/ Katherine Hsu

                                            Katherine Hsu
                                            Office Chief

cc: Andrew E. Katz